SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                Dated July 25, 2003

                           REGISTRATION NO. 333-10291

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16th  Floor,  543  Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                           Telephone:604-683-0082
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                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: July 25, 2003                                          By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President


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EXHIBIT INDEX

1. Information Release

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EXHIBIT 1
                              INFORMATION RELEASE

General
On July 7, 2003, Penn Biotech Inc.(PBI), started its tissue culture operation at Olds College Center for Innovation (OCCI), a wholly owned subsidiary of Olds College in Olds, Alberta, Canada. The renovation of the laboratory facility to meet the PBI specifications was completed on July 4, 2003, and the total cost was over Cdn$150,000. The laboratory, at 4500 50th Street, Olds, Alberta, is 3,230 sq. ft. in size and accommodates various plant tissue culture equipments, including clean bench, culture shelves and micro-tuber sorting tables, as well as temperature/humidity control systems. A grand opening ceremony is scheduled on September 18, 2003.

At the laboratory, PBI will produce plantlets (small potato plants) and micro-tubers (miniature potatoes used as seeds), the 1st generation of nuclear seed potatoes produced from tissue culture. PBI expects to produce up to 3 million units of micro-tubers and plantlets a year at this laboratory. PBI has submitted an application for certification by Canadian Food Inspection Agency
(CFIA). This procedure is required by the Canadian government in order to produce seed potatoes for commercial purpose. CFIA officers inspected PBI laboratory, and CFIA normally grants certification within one month from the date of inspection.

To supervise the tissue culture processing, a chief researcher was dispatched from Korea Research Institute of Bioscience and Biotechnology (KRIBB). Currently, PBI laboratory functions with 2 full-time technicians and will require to hire 4 to 6 additional full-time/part-time technicians and scientists including 1 chief technical officer.

Currently, PBI is renting some of its laboratory equipments at Olds College in Canada. PBI acquired essential equipments for production of over U$556,000 worth in the 1st week of June 2003.

In cooperation with Olds College, PBI has applied for the research grant of Cdn$500,000 under the IRAP Technology Partnership Canada program (IRAP-TPC) of the National Research Council Canada. The IRAP-TPC program provides Canadian small and medium-sized enterprises with repayable financial assistance for projects at the pre-commercialization stage. This fund shall be used to develop technology for new or significantly improved products, processes or services, as well as to support initial demonstration and pilot projects. IRAP delivers pre-commercialization assistance on behalf of Technology Partnerships Canada/Industry Canada. Furthermore, OCCI indicated that they would provide matching fund up to Cdn$250,000 upon the approval of IRAP-TPC.

Forward-Looking Statements

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

For Further Information
Sindy Oh
Project Manager
Tel.: 604-683-0082

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                                   End of Filing